October 29, 2018

Brandon Romanek
President
THC Therapeutics, Inc.
11700 W Charleston Blvd #73
Las Vegas, NV 89135

       Re: THC Therapeutics, Inc.
           Form 10-12G
           Filed October 19, 2018
           File No. 000-55994

Dear Mr. Romanek:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments.

        This registration statement will become effective on December 18, 2018. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

       Please contact Tim Buchmiller at 202-551-3635 or Amanda Ravitz,
Assistant
Director, at 202-551-3528 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Lance Brunson, Esq.